                                                    2024
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

USS 401(k) Plan for USW-Represented Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

USS 401(k) Plan for USW-Represented Employees
Index to Financial Statements and Supplementary Information
December 31, 2024, and 2023

Page(s)

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to USS 401(k) Plan for USW-Represented Employees.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of USS 401(k) Plan for USW-Represented Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of USS 401(k) Plan for USW-Represented Employees (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 10, 2025

We have served as the Plan’s auditor since 1993.
PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, www.pwc.com/us

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2024	2023
Assets
Investments:
Investments at fair value (see Notes 9 & 11)	$1,329,529	$1,232,088
Guaranteed income account, at contract value (see Note 12)	7,203	11,165
Total investments	1,336,732	1,243,253
Receivables:
Participant loans (see Note 10)	36,846	32,372
Investment sales	—	458
Total receivables	36,846	32,830
Net assets available for benefits	$1,373,578	$1,276,083
The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
($ in thousands)

Year Ended December 31,
2024
Additions
Gain on investments:
Interest	$8,053
Dividends	15,697
Net appreciation in fair value of investments	142,647
Total gain on investments	166,397

Contributions received from:
Employers (see Note 1)	6,425
Participants (including rollovers)	64,388
Total contributions	70,813
Total additions	237,210

Deductions
Benefit payments directly to participants or beneficiaries	138,700
Administration expenses	973
Total deductions	139,673

Net increase in net assets before transfers	97,537

Net transfers out of the plan (see Note 4)	(42)

Net increase in net assets	97,495

Net assets available for benefits:
Beginning of year	1,276,083
End of year	$1,373,578

The accompanying notes are an integral part of these financial statements.

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

1.Plan description - The following description provides general information regarding the USS 401(k) Plan for USW-Represented Employees (the Plan), a defined contribution plan. The Plan covers full-time employees of United States Steel Corporation (USS or Plan Sponsor) and certain employing companies (collectively, “Company”) who are covered by a collective bargaining agreement that adopts the Plan and who have completed at least six months of continuous service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). See Note 3 for details on Plan amendments. For a more complete description of the Plan, participants should refer to the Summary Plan Description, which is available from the United States Steel and Carnegie Pension Fund (the Plan Administrator). This plan description describes the provisions that are generally applicable; some provisions may vary for participants or eligible employees impacted by a recent plan merger. See Note 13 for details.

a.Contributions - The Plan receives (1) participant contributions (a) as pre-tax savings and/or Roth 401(k) savings and/or (b) rollover contributions, and (2) for certain bargaining units, employer contributions, as non-contributory defined contribution Retirement Account contributions and/or Retiree Health Care Account contributions. Each component of contributions is described in further detail below. Participants may contribute from 1 percent to 40 percent (in whole percentages) of regular compensation as pre-tax contributions and/or Roth 401(k) contributions (18 percent if the participant is a highly compensated employee) and, in 10 percent increments, up to 100 percent of bonus type payments, as defined by the Plan. Note that contributions on bonus type payments are limited by the Plan to the amount remaining after legal and contractual deductions, including any applicable tax withholdings (see Note 13 for rules applicable to USS-UPI, LLC (UPI) employees). Other qualified plan limits include:

	2024	2023
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$23,000	$22,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$7,500	$7,500
Dollar Limit on IRC Sec. 415(c) contributions	$69,000	$66,000
Maximum covered compensation {IRC 401(a)(17)}	$345,000	$330,000
Highly Compensated Employee Threshold {414(q)(1)(B)}	$155,000	$150,000

For one bargaining unit, effective in May 2019, the Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent of regular compensation per pay period, unless they select a different pre-tax contribution percentage amount or make an affirmative election not to contribute to the Plan. Additionally, the Plan has an auto-escalation feature for this bargaining unit where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. During 2023, the auto-enrollment feature (but not auto-escalation) was extended to most of the remaining bargaining units.

The Plan has an auto-escalation feature where participants can elect to have their pre-tax contribution percentage (or Roth 401(k) contribution percentage if no pre-tax contributions are elected) increased annually by 1 percent to 10 percent on a date chosen by the participant. The percentage increase amount is applied each year on the chosen date until the Plan’s contribution limit is reached. Participants may, at any time, change their percentage increase amount or opt out of participation in this feature.

Employee savings in increments of 1 percent may be invested among the investment options offered under the Plan. All investments are participant directed.

Plan participants at certain bargaining units participate in a non-contributory defined contribution Retirement Account under the Plan (in amounts provided in the applicable bargaining agreement) with a vesting requirement of two years of service (subject to exceptions). Plan participants hired on or after January 1, 2016, including certain rehired employees at certain bargaining units, participate in a non-contributory defined contribution Retiree Health Care Account under the Plan (in amounts provided for in the applicable bargaining agreement). (see Note 13 for rules applicable to UPI employees).

Eligible participants may contribute amounts representing the direct rollover of pre-tax funds from a tax-qualified retirement plan sponsored by any of the active employee’s preceding employers (or a conduit IRA containing solely the proceeds and earnings of such lump sum distribution) and from the United States Steel Corporation Plan for Employee Pension Benefits.

Separate investment elections may be made for Employee Contributions (Before-Tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, and Roth 401(k) Catch-Up Contributions), Retirement Account Contributions,

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Retiree Health Care Account Contributions, and Rollover or Roth 401(k) Rollover Contributions, if applicable. (see Note 13 for rules applicable to UPI employees). All contributions are deposited in the trust as soon as practical following the close of each payroll period or Bonus Type Payment processing. Monies deposited are reinvested by Fidelity Management Trust Company (the "Trustee”) in the investment options specified.

Employees of the Company in a group designated by (1) the International Union of the United Steelworkers, or (2) the applicable International Union of the other Participating Unions, as Officers and Committee Members of Local Unions of the Participating Unions, are eligible to participate with respect to earnings they receive from services performed for the Local Union, subject to the Plan rules (see Note 13 for rules applicable to UPI employees).

As soon as administratively practicable following the closing of the pending transaction with Nippon Steel, the balance of the U. S. Steel Stock Fund, which includes cash received in the transaction, will be transferred to the applicable default investment option, and the U. S. Steel Stock Fund will cease to exist.

b.    Payments of benefits - Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Rollover withdrawals are permitted at any time. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70½ (age 72 if the participant was born after June 30, 1949, and age 73 if the participant reached age 72 after December 31, 2022). Vested company contributions and earnings are available for withdrawal upon vesting. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years continuous service, is entitled to receive his or her entire account balance, including (for certain bargaining units) all Retirement Account contributions. A participant who terminates employment for any reason with less than two years continuous service will forfeit nonvested Retirement Account contributions (if applicable to the bargaining unit) unless termination is by reason of permanent layoff, total and permanent disability, or death. Forfeiture occurs as of the date on which the participant (i) receives a distribution of the entire vested portion of his or her account under the Plan, or (ii), if earlier, the date when five consecutive one-year breaks in continuous service occurs.

c.    Forfeited accounts - Any forfeited nonvested company contributions ($94 thousand in 2024 and $40 thousand in 2023) from the Retirement Account contributions (and earnings thereon) are accumulated in an account and applied in accordance with the terms of the Plan. In both 2024 and 2023, company contributions were reduced by $99 thousand and $93 thousand from forfeited nonvested accounts, respectively.

d.    Participant accounts - Investment elections and percentage of savings elections may be changed at any time. Investments in 1 percent increments may be transferred daily. Transfer requests made before the time the market closes on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted daily but may be subject to fund specific restrictions and limited by other pending transfers.

In addition, Fidelity implemented an excessive trading policy in the mutual funds it offers under the Plan that also applied to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Final regulations under ERISA section 408(b)(2) requires Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003) may be rolled over into an eligible participant’s account within 60 days following receipt of the distribution, subject to the terms and conditions set forth by the Plan Administrator. Eligible participants may also roll over assets from the tax-qualified retirement plans of any of their previous employers (or from a conduit IRA solely containing such assets and earnings). Participants may roll over a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee's previous employers, but only via direct rollover. Rollovers into the Plan for 2024 and 2023 totaled $3.9 million and $1.6 million, of which $1.8 million and $0.2 million were transferred from the United States Steel Corporation Plan for Employee Pension Benefits, respectively.

e.    Notes receivable from participants - Participants may borrow from their account the lesser of up to 50 percent of their account balance (other than the Retirement Account and the Retiree Health Care Account) or $50,000 with a maximum of two loans outstanding at a time. Interest will be fixed for the duration of the loan at the prime rate (obtained from Reuters) in effect at the time the loan is entered into plus one percent, with the rate set each quarter. The loans are secured by the balance in the participant’s account. The loans bear interest at rates that range from 4.25 to 10.00 percent on loans outstanding December 31, 2024 and 2023. Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements. Principal and interest are paid

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

ratably through payroll deductions and/or manual loan repayments. Loans are recorded at net realizable value in the financial statements.

f.    Investment options - Participants should refer to the Summary Plan Description for details on the investment options offered by the Plan.

g.    SECURE Act 2.0 - On December 29, 2022, the SECURE 2.0 Act was signed into law. It includes mandatory and optional provisions impacting defined contribution plans. Key provisions that may affect plan participants currently and/or in the future include increasing the age for Required Minimum Distributions (RMDs) and provisions relating to catch-up contributions. Applicable provisions outlined in the SECURE 2.0 Act will be adopted if elected and/or required. Plan amendments for these changes are not yet required. The deadline for adopting plan amendments has been extended, most recently by IRS Notice 2024-2.

2.    Accounting policies:

a.Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 11).

d.Net appreciation/depreciation - The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.Investments by the trustee - Fidelity Management Trust Company (the Trustee) invests any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

f.Administrative expenses - Plan administrative costs may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. An annual administrative fee of $35 covers the Plan’s recordkeeping costs. The administrative fee is deducted in quarterly increments ($8.75 per quarter) from all participant accounts.

For one investment option, a quarterly revenue credit is allocated to accounts if held during the prior quarter. Revenue credits may help reduce overall net cost to invest and represent the allocation of a portion of the revenue associated with the option based in part on a Participant's average daily balance in the fund.

g.Payment of benefits - Benefits are recorded when paid.

h.Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i.Participant loans - Notes receivable from participants is measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to participants based upon the terms of the Plan.

j.Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k.Subsequent events - The Plan has evaluated subsequent events through the date on which the financial statements were issued.

Effective January 1, 2025, as permitted by SECURE 2.0 Act §110, the Plan added a student loan match. If an eligible employee who makes a student loan match election does not have sufficient employee savings to receive the applicable company match, the employee will receive non-elective contributions (made in the following plan year) associated with qualifying student loan payments.

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

In January 2025, for the Plan, half the balance in the Empower Guaranteed Income Fund was moved into the Managed Income Portfolio II Class 3, and the Morgan Stanley Institutional Fund, Inc. International Equity Portfolio Class R6, was moved into the State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II.

3.     Plan amendments - Effective December 31, 2024, the Plan was amended to revise and clarify the forfeiture provisions.

Effective after markets close on August 30, 2024, the Plan was amended to add a new default investment option.

Effective as of the market close on June 7, 2024, the Plan was amended to remove an investment option, and authorize the transfer of existing balances and new contributions resulting from such removal, and make miscellaneous technical clarifications.

Effective for transactions made after market close on May 24, 2024, the Plan was amended to shorten the settlement cycle from two business days to one business day after the trade for buy and sell transactions involving Company stock.

Effective May 1, 2024, the Plan was amended to provide that following the closing of the pending transaction with Nippon Steel, the balance of the U. S. Steel Stock Fund, which includes cash received in the transaction, will be transferred to the applicable default investment option, and the U. S. Steel Stock fund will cease to exist.

Effective April 21, 2024, the Plan was amended to reflect the terms of a collective bargaining agreement.

4.Net transfers from and into the Plan - Net transfers from the plan totaled approximately $42 thousand in 2024 and were primarily related to voluntary direct plan transfers to the United States Steel Corporation Savings Fund Plan for Salaried Employees for former union employees who were transferred to eligible salaried positions. Net transfers to the Plan totaled approximately $27.6 million in 2023 and were primarily related to the transfer of assets from the United Steel Workers of America (USWA) Savings Program – UPI 401(k) Plan.

5.Employer-related investments - Participant directed purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under ERISA.

6.Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated September 16, 2013 that the Plan, as amended and restated including amendments through January 29, 2013, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Plan has been amended after the amendments considered by the IRS in conjunction with its issuance of the September 16, 2013 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt under §501(a) of the IRC of 1986, as amended.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for years prior to 2021.

7.Plan termination - The Plan can be amended, changed or terminated subject to the provisions of the collective bargaining agreement. However, in the event of Plan termination, the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA, and participants whose bargaining agreement provides for a Retirement Account would become 100 percent vested in their Retirement Account contributions.

8.    Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

9.    Stable value common collective trust - The Plan invests in stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). MIP II is managed by the Trustee and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into “wrap” contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. The Plan's investment in MIP II is presented at the net asset value of units of a bank collective trust. The net asset value, as provided by the Trustee, is based on the fair value of the underlying investments held by MIP II less its liabilities.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

10. Related party and party-in-Interest transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $1.0 million for the year ended December 31, 2024 and 2023, respectively.

One investment option available to participants is United States Steel Corporation Common Stock, stock of the Plan sponsor. Thus, transactions related to this investment option qualify as party-in-interest transactions (see Note 5). Dividends received for 2024 were approximately $0.3 million. Purchases and sales for 2024 were approximately $26.5 million and $29.2 million, respectively. The total realized and unrealized losses during 2024 were approximately $5.9 million and $15.9 million, respectively.

The Plan also holds notes receivable totaling $36.8 million and $32.4 million in 2024 and 2023, respectively, representing participant loans that qualify as party-in-interest transactions.

11.    Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 - Inputs to the valuation methodology include:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets;
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

    The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price that is publicly available. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts are valued at net asset value of units of the bank collective trust. Refer to Note 9 for a description of the stable value common collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 2 or 3 assets at December 31, 2024 or December 31, 2023.

There were no transfers to or from Level 3 during the year ended December 31, 2024.

The following is a summary of the Plan’s assets carried at fair value:

Investments at Fair Value at December 31, 2024
($ in thousands)
Asset Classes	Total	Quoted Prices (Level 1)
Interest-bearing cash	$46,556	$46,556
Common stock	55,340	55,340
Mutual Funds	181,252	181,252
Total assets in the fair value hierarchy	$283,148	$283,148
Investments measured at net asset value (a)	1,046,381
Investments at fair value	$1,329,529

Investments at Fair Value at December 31, 2023
($ in thousands)
Asset Classes	Total	Quoted Prices (Level 1)
Interest-bearing cash	$40,795	$40,795
Common stock	79,540	79,540
Mutual Funds	170,704	170,704
Total assets in the fair value hierarchy	$291,039	$291,039
Investments measured at net asset value (a)	941,049
Investments at fair value	$1,232,088

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefit. These investments represent holdings in common collective trusts and group annuities.

12.Guaranteed Income Account - The Plan has the Empower Guaranteed income fund, a fully benefit-responsive guaranteed income account with the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using a “single portfolio rate” approach. Under this methodology, a single interest rate is applied to all contributions made to the fund, regardless of the timing of those contributions. The guaranteed minimum interest rate under the contract is 1.50%.

Interest crediting rates are reviewed on a semiannual basis for resetting. Key factors that could influence future average interest crediting rates include, but are not limited to: participant-directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failure of any of the securities held by the fund.

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Because the guaranteed income account is fully benefit responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed income account. Contract value, as reported to the Plan by Empower, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Generally, there are not any events that could limit the ability of a plan participant to transact at contract value. In addition, there are not any events that allow the issuer to terminate the contract or that require the plan administrator to settle at an amount different than contract value.

13.UPI Plans Merger - Effective November 1, 2023, United States Steel Corporation accepted sponsorship of the United Steel Workers of America (USWA) Savings Program – UPI 401(k) Plan (“UPI Plan”) and merged the UPI Plan into the Plan. The Plan was amended to designate employees of UPI as eligible under the Plan and reflect various provisions applicable only to eligible UPI employees or balances from the UPI Plan that were transferred in the merger. For example, for eligible employees of UPI, the Plan was amended to provide that Roth and Roth Catch-Up Contributions and annual increase program provisions do not apply, the maximum contribution percentage will follow the UPI Plan, pre-merger UPI Plan service was preserved, Retiree Health Care Account provisions for UPI employees follow the UPI Plan, catch-up contributions are permitted using procedures and maximums established by the Plan Administrator, and local unions representing employees of UPI are excluded from contributions on union earnings. Provisions relating to beneficiary designations for transferred balances were adopted. The repayment schedule of transferred home loans from the UPI Plan was preserved. Frozen sources were added for Match and After-Tax (due to transfers from the UPI non-union plan). Transferred account balances were invested based on Participant election; if no election, they were subject to the default options established in the transaction. Although transferred balances for former UPI employees continue to be maintained by the Plan, there were no active UPI employees after March 31, 2024.

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES
EIN 25-1897152/PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$55,321,124
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	19,095
*	Fidelity® Real Estate Investment Portfolio	Mutual fund	10,590,801
	Morgan Stanley Institutional Fund, Inc. International Equity Portfolio Class R6	Mutual fund	15,896,827
	Vanguard WindsorTM II Fund - AdmiralTM Shares	Mutual fund	24,696,104
	Vanguard ExplorerTM Fund - AdmiralTM Shares	Mutual fund	19,212,417
	Janus Henderson Enterprise Fund Class N	Mutual fund	87,563,341
	Dodge & Cox Income Fund Class X	Mutual Fund	23,292,413
**	Empower Guaranteed Income Fund	Guaranteed Income Account	7,202,857
*	Fidelity® Low-Priced Stock Commingled Pool Class A	Common/Collective Trust	28,983,476
*	Fidelity Freedom® Index Income Commingled Pool Class T	Common/Collective Trust	1,999,098
*	Fidelity® Contrafund® Commingled Pool Class D	Common/Collective Trust	239,973,102
*	Fidelity Freedom® Index 2010 Commingled Pool Class T	Common/Collective Trust	1,800,490
*	Fidelity Freedom® Index 2015 Commingled Pool Class T	Common/Collective Trust	7,746,010
*	Fidelity Freedom® Index 2020 Commingled Pool Class T	Common/Collective Trust	22,053,003
*	Fidelity Freedom® Index 2025 Commingled Pool Class T	Common/Collective Trust	32,837,058
*	Fidelity Freedom® Index 2030 Commingled Pool Class T	Common/Collective Trust	52,796,542
*	Fidelity Freedom® Index 2035 Commingled Pool Class T	Common/Collective Trust	51,979,227
*	Fidelity Freedom® Index 2040 Commingled Pool Class T	Common/Collective Trust	54,793,302
*	Fidelity Freedom® Index 2045 Commingled Pool Class T	Common/Collective Trust	41,431,652
*	Fidelity Freedom® Index 2050 Commingled Pool Class T	Common/Collective Trust	29,945,508
*	Fidelity Freedom® Index 2055 Commingled Pool Class T	Common/Collective Trust	19,678,070
*	Fidelity Freedom® Index 2060 Commingled Pool Class T	Common/Collective Trust	11,525,815
*	Fidelity Freedom® Index 2065 Commingled Pool Class T	Common/Collective Trust	5,517,373
*	Fidelity Freedom® Index 2070 Commingled Pool Class T	Common/Collective Trust	177,732
	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Common/Collective Trust	22,837,139
	State Street S&P 500® Index Securities Lending Series Fund Class II	Common/Collective Trust	266,693,909
	State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	Common/Collective Trust	6,662,801
	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II - CIT	Common/Collective Trust	24,850,500
	State Street Russell Small/Mid Cap® Index Fund CIT	Common/Collective Trust	6,314,495
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	115,784,668
	Vanguard Treasury Money Market Fund Investor Shares	Interest-bearing cash	46,555,910
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 10.00%	36,845,997
	Total Assets at 12/31/24		$1,373,577,856
	* Party-in-interest
	** Contains investments transferred in-kind from the United Steel Workers of America (USWA) Savings Program - UPI 401(k) Plan
All investments are participant directed.

USS 401(K) PLAN FOR USW-REPRESENTED EMPLOYEES

Index to Exhibits

The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS 401(k) Plan for USW-Represented Employee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 10, 2025.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Joseph A. Wyse
Joseph A. Wyse,
Comptroller